SFI INTERNATIONAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets:	
Cash	$ 28,933
Prepaid Expenses	1,645
Total Current Assets	30,578
Total Assets	$ 30,578

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 5,985
Total Current Liabilities	5,985
Total Liabilities	5,985
Members' Equity:	
Contributed Capital	197,100
Accumulated Deficit	(172,507)
Total Members' Equity	24,593
Total Liabilities and Members' Equity	$ 30,578

The accompanying notes are an integral part of these financial statements.